



Pennsylvania Association of Realtors®

STANDARD AGREEMENT FOR THE SALE OF REAL ESTATE

ASR

This form recommended and approved for, but not restricted to use by, the members of the Pennsylvania Association of Realtors® (PAR).

PARTIES

BUYER(S): Ark7 Properties LLC - Series #EKPES

SELLER(S): Qi Chu

BUYER'S MAILING ADDRESS:

SELLER'S MAILING ADDRESS:

PROPERTY

ADDRESS (including postal city) **1708 W Jefferson St,** **Philadelphia** ZIP **19121**, in the municipality of **Philadelphia,** , County of ______, in the School District of ______, in the Commonwealth of Pennsylvania.
Tax ID #(s): **471123210** and/or
Identification (e.g., Parcel #; Lot, Block; Deed Book, Page, Recording Date): ______

BUYER'S RELATIONSHIP WITH PA LICENSED BROKER

☐ **No Business Relationship (Buyer is not represented by a broker)**

Broker (Company) **Realty Mark Cityscape**
Company License # **RB-067288**
Company Address **1500 John F Kennedy Blvd Ste #1510, Philadelphia, PA 19102**
Company Phone **267-206-1939**
Company Fax
Broker is (check only one):
☒ Buyer Agent (Broker represents Buyer only)
☐ Dual Agent (See Dual and/or Designated Agent box below)

Licensee(s) (Name) **Qiao Shen**
State License # **RS351013**
Direct Phone(s) **267-206-1939**
Cell Phone(s)
Email **realestate.hotdeal@gmail.com**
Licensee(s) is (check only one):
☐ Buyer Agent (all company licensees represent Buyer)
☒ Buyer Agent with Designated Agency (only Licensee(s) named above represent Buyer)
☐ Dual Agent (See Dual and/or Designated Agent box below)

☐ Transaction Licensee (Broker and Licensee(s) provide real estate services but do not represent Buyer)

SELLER'S RELATIONSHIP WITH PA LICENSED BROKER

☐ **No Business Relationship (Seller is not represented by a broker)**

Broker (Company) **Realty Mark Cityscape**
Company License # **RB067288**
Company Address **1500 John F Kennedy Blvd Ste #1510, Philadelphia, PA 19102**
Company Phone **(267)206-1939**
Company Fax
Broker is (check only one):
☒ Seller Agent (Broker represents Seller only)
☐ Dual Agent (See Dual and/or Designated Agent box below)

Licensee(s) (Name) **Qiao Shen**
State License # **RS351013**
Direct Phone(s) **(267)206-1939**
Cell Phone(s)
Email **realestate.hotdeal@gmail.com**
Licensee(s) is (check only one):
☐ Seller Agent (all company licensees represent Seller)
☒ Seller Agent with Designated Agency (only Licensee(s) named above represent Seller)
☐ Dual Agent (See Dual and/or Designated Agent box below)

☐ Transaction Licensee (Broker and Licensee(s) provide real estate services but do not represent Seller)

DUAL AND/OR DESIGNATED AGENCY

A Broker is a Dual Agent when a Broker represents both Buyer and Seller in the same transaction. A Licensee is a Dual Agent when a Licensee represents Buyer and Seller in the same transaction. All of Broker's licensees are also Dual Agents UNLESS there are separate Designated Agents for Buyer and Seller. If the same Licensee is designated for Buyer and Seller, the Licensee is a Dual Agent.

By signing this Agreement, Buyer and Seller each acknowledge having been previously informed of, and consented to, dual agency, if applicable.

Buyer Initials: DS SX DS YZ

ASR Page 1 of 14

Seller Initials: DS QC

Realty Mark Cityscape, 1500 John F Kennedy Blvd Ste #1510 Philadelphia PA 19102 Phone: 267-206-1939 Fax: 1708 W Jefferson
Qiao Shen Produced with Lone Wolf Transactions (zipForm Edition) 717 N Harwood St, Suite 2200, Dallas, TX 75201 www.lwolf.com

1. **By this Agreement**, dated <u>February 3, 2022</u>   ,
Seller hereby agrees to sell and convey to Buyer, who agrees to purchase, the identified Property.

2. **PURCHASE PRICE AND DEPOSITS (4-14)**

   (A) Purchase Price $ **395,000.00** _____

   (**Three Hundred Ninety-Five Thousand** _____

   _____ U.S. Dollars), to be paid by Buyer as follows:

   1. Initial Deposit, within _____ days (5 if not specified) of Execution Date,
      if not included with this Agreement: $ _____ **5,000.00**
   2. Additional Deposit within _____ days of the Execution Date: $ _____
   3. _____ $ _____

   Remaining balance will be paid at settlement.

   (B) **All funds paid by Buyer, including deposits, will be paid by check, cashier's check or wired funds. All funds paid by Buyer within 30 days of settlement, including funds paid at settlement, will be by cashier's check or wired funds, but not by personal check.**

   (C) Deposits, regardless of the form of payment, will be paid in U.S. Dollars to Broker for Seller (unless otherwise stated here: _____ _____) , who will retain deposits in an escrow account in conformity with all applicable laws and regulations until consummation or termination of this Agreement. Only real estate brokers are required to hold deposits in accordance with the rules and regulations of the State Real Estate Commission. Checks tendered as deposit monies may be held uncashed pending the execution of this Agreement.

3. **SELLER ASSIST (If Applicable) (1-10)**

   Seller will pay $ _____ or _____ % of Purchase Price (0 if not specified) toward Buyer's costs, as permitted by the mortgage lender, if any. Seller is only obligated to pay up to the amount or percentage which is approved by mortgage lender.

4. **SETTLEMENT AND POSSESSION (4-14)**

   (A) Settlement Date is _____ **April 22, 2022** April 8, 2022 [signature] _____, or before if Buyer and Seller agree.

   (B) Settlement will occur in the county where the Property is located or in an adjacent county, during normal business hours, unless Buyer and Seller agree otherwise.

   (C) At time of settlement, the following will be pro-rated on a daily basis between Buyer and Seller, reimbursing where applicable: current taxes; rents; interest on mortgage assumptions; condominium fees and homeowner association fees; water and/or sewer fees, together with any other lienable municipal service fees. All charges will be prorated for the period(s) covered. Seller will pay up to and including the date of settlement and Buyer will pay for all days following settlement, unless otherwise stated here: _____

   (D) For purposes of prorating real estate taxes, the "periods covered" are as follows:

   1. Municipal tax bills for all counties and municipalities in Pennsylvania are for the period from January 1 to December 31.
   2. School tax bills for the Philadelphia, Pittsburgh and Scranton School Districts are for the period from January 1 to December 31. School tax bills for all other school districts are for the period from July 1 to June 30.

   (E) Conveyance from Seller will be by fee simple deed of special warranty unless otherwise stated here: _____ _____

   (F) Payment of transfer taxes will be divided equally between Buyer and Seller unless otherwise stated here: _____ _____

   (G) Possession is to be delivered by deed, existing keys and physical possession to a vacant Property free of debris, with all structures broom-clean, at day and time of settlement, unless Seller, before signing this Agreement, has identified in writing that the Property is subject to a lease.

   (H) If Seller has identified in writing that the Property is subject to a lease, possession is to be delivered by deed, existing keys and assignment of existing leases for the Property, together with security deposits and interest, if any, at day and time of settlement. Seller will not enter into any new leases, nor extend existing leases, for the Property without the written consent of Buyer. Buyer will acknowledge existing lease(s) by initialing the lease(s) at the execution of this Agreement, unless otherwise stated in this Agreement.

   ☐ **Tenant-Occupied Property Addendum (PAR Form TOP) is attached and made part of this Agreement.**

5. **DATES/TIME IS OF THE ESSENCE (1-10)**

   (A) Written acceptance of all parties will be on or before: **February 7, 2022** _____

   (B) The Settlement Date and all other dates and times identified for the performance of any obligations of this Agreement are of the essence and are binding.

   (C) The Execution Date of this Agreement is the date when Buyer and Seller have indicated full acceptance of this Agreement by signing and/or initialing it. For purposes of this Agreement, the number of days will be counted from the Execution Date, excluding the day this Agreement was executed and including the last day of the time period. **All changes to this Agreement should be initialed and dated.**

   (D) The Settlement Date is not extended by any other provision of this Agreement and may only be extended by mutual written agreement of the parties.

   (E) Certain terms and time periods are pre-printed in this Agreement as a convenience to the Buyer and Seller. All pre-printed terms and time periods are negotiable and may be changed by striking out the pre-printed text and inserting different terms acceptable to all parties, except where restricted by law.

6. ZONING (4-14)

Failure of this Agreement to contain the zoning classification (except in cases where the property {and each parcel thereof, if subdividable} is zoned solely or primarily to permit single-family dwellings) will render this Agreement voidable at Buyer's option, and, if voided, any deposits tendered by the Buyer will be returned to the Buyer without any requirement for court action.

Zoning Classification, as set forth in the local zoning ordinance: R Single-family

7. FIXTURES AND PERSONAL PROPERTY (1-20)

(A) It is possible for certain items of personal property to be so integrated into the Property that they become fixtures and will be regarded as part of the Property and therefore included in a sale. Buyer and Seller are encouraged to be specific when negotiating what items will be included or excluded in this sale.

(B) INCLUDED in this sale, unless otherwise stated, are all existing items permanently installed in or on the Property, free of liens, and other items including plumbing; heating; gas fireplace logs; radiator covers; hardwired security systems; thermostats; lighting fixtures (including chandeliers and ceiling fans); pools, spas and hot tubs (including covers and cleaning equipment); electric animal fencing systems (excluding collars); garage door openers and transmitters; mounting brackets and hardware for television and sound equipment; unpotted shrubbery, plantings and trees; smoke detectors and carbon monoxide detectors; sump pumps; storage sheds; fences; mailboxes; wall to wall carpeting; existing window screens, storm windows and screen/storm doors; window covering hardware (including rods and brackets), shades and blinds; awnings; central vacuum system (with attachments); built-in air conditioners; built-in appliances; the range/oven; dishwashers; trash compactors; any remaining heating and cooking fuels stored on the Property at the time of settlement; and, if owned, solar panels, windmills, water treatment systems, propane tanks and satellite dishes. Unless stated otherwise, the following items are included in the sale, at no additional cost: **Refrigerator, Washer and Dryer, Stove**

(C) The following items are not owned by Seller and may be subject to a lease or other financing agreement. Contact the provider/vendor for more information (e.g., solar panels, windmills, water treatment systems, propane tanks and satellite dishes): _____

(D) EXCLUDED fixtures and items: _____

8. MORTGAGE CONTINGENCY (6-19)

☐ WAIVED. This sale is NOT contingent on mortgage financing, although Buyer may obtain mortgage financing and/or the parties may include an appraisal contingency.

☒ ELECTED.

(A) This sale is contingent upon Buyer obtaining mortgage financing according to the following terms:

First Mortgage on the Property	Second Mortgage on the Property
Loan Amount $ **237,000.00**	Loan Amount $ _____
Minimum Term **30** years	Minimum Term _____ years
Type of mortgage **Commercial**	Type of mortgage _____
For conventional loans, the Loan-To-Value (LTV) ratio is not to exceed **60.000** %	For conventional loans, the Loan-To-Value (LTV) ratio is not to exceed _____ %
Mortgage lender **TBC**	Mortgage lender _____
Interest rate _____ %; however, **Buyer agrees to accept the interest rate as may be committed by the mortgage lender,** not to exceed a maximum interest rate of _____ %.	Interest rate _____ %; however, **Buyer agrees to accept the interest rate as may be committed by the mortgage lender,** not to exceed a maximum interest rate of _____ %.
Discount points, loan origination, loan placement and other fees charged by the lender as a percentage of the mortgage loan (excluding any mortgage insurance premiums or VA funding fee) not to exceed _____ % (0% if not specified) of the mortgage loan.	Discount points, loan origination, loan placement and other fees charged by the lender as a percentage of the mortgage loan (excluding any mortgage insurance premiums or VA funding fee) not to exceed _____ % (0% if not specified) of the mortgage loan.

(B) Upon receiving documentation demonstrating lender's approval, whether conditional or outright, of Buyer's mortgage application(s) according to the terms set forth above, Buyer will promptly deliver a copy of the documentation to Seller, but in any case no later than _____ **April 22, 2022** April 8,2022

1. If Seller does not receive a copy of the documentation demonstrating lender's conditional or outright approval of Buyer's mortgage application(s) by the date indicated above, Seller may terminate this Agreement by written notice to Buyer. Seller's right to terminate continues until Buyer delivers documentation demonstrating lender's conditional or outright approval of Buyer's mortgage application(s) to Seller. Until Seller terminates this Agreement pursuant to this Paragraph, Buyer must continue to make a good faith effort to obtain mortgage financing.

2. Seller may terminate this Agreement by written notice to Buyer after the date indicated above if the documentation demonstrating lender's conditional or outright approval of Buyer's mortgage application(s):
   a. Does not satisfy the terms of Paragraph 8(A), OR
   b. Contains any condition not specified in this Agreement (e.g., Buyer must settle on another property, an appraisal must be received by the lender, or the approval is not valid through the Settlement Date) that is not satisfied and/or removed in writing by the mortgage lender(s) within **7** DAYS after the date indicated in Paragraph 8(B), or any extension thereof, other than those conditions that are customarily satisfied at or near settlement (e.g., obtaining insurance, confirming employment).

3. If this Agreement is terminated pursuant to Paragraphs 8(B)(1) or (2), or the mortgage loan(s) is not obtained for settlement,

Buyer Initials: SX YE   ASR Page 3 of 14   **Seller Initials:** R

129 all deposit monies will be returned to Buyer according to the terms of Paragraph 26 and this Agreement will be VOID. Buyer
130 will be responsible for any costs incurred by Buyer for any inspections or certifications obtained according to the terms of this
131 Agreement, and any costs incurred by Buyer for: (1) Title search, title insurance and/or mechanics' lien insurance, or any fee
132 for cancellation; (2) Flood insurance, fire insurance, hazard insurance, mine subsidence insurance, or any fee for cancellation;
133 (3) Appraisal fees and charges paid in advance to mortgage lender(s).

(C) 134 The Loan-To-Value ratio (LTV) is used by lenders as one tool to help assess their potential risk of a mortgage loan. A particular
135 LTV may be necessary to qualify for certain loans, or buyers might be required to pay additional fees if the LTV exceeds a spe-
136 cific level. The appraised value of the Property may be used by lenders to determine the maximum amount of a mortgage loan.
137 The appraised value is determined by an independent appraiser, subject to the mortgage lender's underwriter review, and may be
138 higher or lower than the Purchase Price and/or market price of the property.

(D) 139 The interest rate(s) and fee(s) provisions in Paragraph 8(A) are satisfied if the mortgage lender(s) gives Buyer the right to guarantee
140 the interest rate(s) and fee(s) at or below the maximum levels stated. If lender(s) gives Buyer the right to lock in the interest rate(s),
141 Buyer will do so at least _____15___ days before Settlement Date. Buyer gives Seller the right, at Seller's sole option and as permitted
142 by law and the mortgage lender(s), to contribute financially, without promise of reimbursement, to Buyer and/or the mortgage
143 lender(s) to make the above mortgage term(s) available to Buyer.

(E) 144 Within _____ days (7 if not specified) from the Execution Date of this Agreement, Buyer will make a completed mortgage appli-
145 cation (including payment for and ordering of credit reports without delay) for the mortgage terms and to the mortgage lender(s)
146 identified in Paragraph 8(A), if any, otherwise to a responsible mortgage lender(s) of Buyer's choice. Broker for Buyer, if any,
147 otherwise Broker for Seller, is authorized to communicate with the mortgage lender(s) to assist in the mortgage loan process.
148 Broker for Seller, if any, is permitted to contact the mortgage lender(s) at any time to determine the status of the mortgage loan
149 application.

(F) 150 **Buyer will be in default of this Agreement if Buyer furnishes false information** to anyone concerning Buyer's financial and/
151 or employment status, fails to cooperate in good faith with processing the mortgage loan application (including payment for and
152 ordering of appraisal without delay), fails to lock in interest rate(s) as stated in Paragraph 8(D), or otherwise causes the lender to
153 reject, or refuse to approve or issue, a mortgage loan commitment.

(G) 154 If the mortgage lender(s), or a property and casualty insurer providing insurance required by the mortgage lender(s), requires
155 repairs to the Property, Buyer will, upon receiving the requirements, deliver a copy of the requirements to Seller. Within _____5_____
156 DAYS of receiving the copy of the requirements, Seller will notify Buyer whether Seller will make the required repairs at Seller's
157 expense.

1. 158 If Seller makes the required repairs to the satisfaction of the mortgage lender and/or insurer, Buyer accepts the Property and
159 agrees to the RELEASE in Paragraph 28 of this Agreement.
2. 160 If Seller will not make the required repairs, **or if Seller fails to respond within the stated time,** Buyer will, within _____5_____
161 DAYS, notify Seller of Buyer's choice to:
   a. 162 Make the repairs/improvements at Buyer's expense, with permission and access to the Property given by Seller, which
163 will not be unreasonably withheld (Seller may require that Buyer sign a pre-settlement possession agreement such as the
164 Pre-Settlement Possession Addendum [PAR Form PRE], which shall not, in and of itself, be considered unreasonable), OR
   b. 165 Terminate this Agreement by written notice to Seller, with all deposit monies returned to Buyer according to the terms of
166 Paragraph 26 of this Agreement.
167 **If Buyer fails to respond** within the time stated in Paragraph 8(G)(2) or fails to terminate this Agreement by written notice
168 to Seller within that time, **Buyer will accept the Property,** make the required repairs/improvements at Buyer's expense and
169 agree to the RELEASE in Paragraph 28 of this Agreement.

---

170 **FHA/VA, IF APPLICABLE**

(H) 171 It is expressly agreed that notwithstanding any other provisions of this contract, Buyer will not be obligated to complete the pur-
172 chase of the Property described herein or to incur any penalty by forfeiture of earnest money deposits or otherwise unless Buyer
173 has been given, in accordance with HUD/FHA or VA requirements, a written statement by the Federal Housing Commissioner,
174 Veterans Administration, or a Direct Endorsement Lender setting forth the appraised value of the Property of not less than
175 $ _____ (the Purchase Price as stated in this Agreement). Buyer will have the privilege and option of
176 proceeding with consummation of the contract without regard to the amount of the appraised valuation. The appraised valuation
177 is arrived at to determine the maximum mortgage the Department of Housing and Urban Development will insure. HUD does
178 not warrant the value nor the condition of the Property. Buyer should satisfy himself/herself that the price and condition of the
179 Property are acceptable.

180 **Warning:** Section 1010 of Title 18, U.S.C., Department of Housing and Urban Development and Federal Housing Administration
181 Transactions, provides, "Whoever for the purpose of influencing in any way the action of such Department, makes, passes, utters
182 or publishes any statement, knowing the same to be false shall be fined under this title or imprisoned not more than two years,
183 or both."

(I) 184 **U.S. Department of Housing and Urban Development (HUD) NOTICE TO PURCHASERS: Buyer's Acknowledgement**
185 ☐ Buyer has received the HUD Notice "For Your Protection: Get a Home Inspection." Buyer understands the importance of
186 getting an independent home inspection and has thought about this before signing this Agreement. Buyer understands that
187 FHA will not perform a home inspection nor guarantee the price or condition of the Property.
188 ☐ Buyer will apply for Section 203(k) financing, and this contract is contingent upon mortgage approval (See Paragraph 8(B))
189 and Buyer's acceptance of additional required repairs as required by the lender.

(J) 190 **Certification** We the undersigned, Seller(s) and Buyer(s) party to this transaction each certify that the terms of this contract for
191 purchase are true to the best of our knowledge and belief, and that any other agreement entered into by any of these parties in
192 connection with this transaction is attached to this Agreement.

---

193 **Buyer Initials:** SX UE   **ASR Page 4 of 14**   **Seller Initials:** RL

194 **9. CHANGE IN BUYER'S FINANCIAL STATUS (9-18)**
195 If a change in Buyer's financial status affects Buyer's ability to purchase, Buyer will promptly notify Seller and lender(s) to whom the
196 Buyer submitted a mortgage application, if any, in writing. A change in financial status includes, but is not limited to, loss or a change
197 in employment; failure or loss of sale of Buyer's home; Buyer's having incurred a new financial obligation; entry of a judgment against
198 Buyer. **Buyer understands that applying for and/or incurring an additional financial obligation may affect Buyer's ability to**
199 **purchase.**
200 **10. SELLER REPRESENTATIONS (1-20)**
201 (A) **Status of Water**
202 Seller represents that the Property is served by:
203 ☒ Public Water   ☐ Community Water   ☐ On-site Water   ☐ None   ☐ _____
204 (B) **Status of Sewer**
205 1. Seller represents that the Property is served by:
206 ☒ Public Sewer   ☐ Community Sewage Disposal System   ☐ Ten-Acre Permit Exemption (see Sewage Notice 2)
207 ☐ Individual On-lot Sewage Disposal System (see Sewage Notice 1)   ☐ Holding Tank (see Sewage Notice 3)
208 ☐ Individual On-lot Sewage Disposal System in Proximity to Well (see Sewage Notice 1; see Sewage Notice 4, if applicable)
209 ☐ None (see Sewage Notice 1)   ☐ None Available/Permit Limitations in Effect (see Sewage Notice 5)
210 ☐ _____
211 2. **Notices Pursuant to the Pennsylvania Sewage Facilities Act**
212 **Notice 1: There is no currently existing community sewage system available for the subject property.** Section 7 of the
213 Pennsylvania Sewage Facilities Act provides that no person shall install, construct, request bid proposals for construction, alter,
214 repair or occupy any building or structure for which an individual sewage system is to be installed, without first obtaining a
215 permit. Buyer is advised by this notice that, before signing this Agreement, Buyer should contact the local agency charged with
216 administering the Act to determine the procedure and requirements for obtaining a permit for an individual sewage system. The
217 local agency charged with administering the Act will be the municipality where the Property is located or that municipality
218 working cooperatively with others.
219 **Notice 2: This Property is serviced by an individual sewage system installed under the ten-acre permit exemption**
220 **provisions of Section 7 of the Pennsylvania Sewage Facilities Act.** (Section 7 provides that a permit may not be required
221 before installing, constructing, awarding a contract for construction, altering, repairing or connecting to an individual sewage
222 system where a ten-acre parcel or lot is subdivided from a parent tract after January 10, 1987). Buyer is advised that soils and
223 site testing were not conducted and that, should the system malfunction, the owner of the Property or properties serviced by
224 the system at the time of a malfunction may be held liable for any contamination, pollution, public health hazard or nuisance
225 which occurs as a result.
226 **Notice 3: This Property is serviced by a holding tank (permanent or temporary) to which sewage is conveyed by a**
227 **water carrying system and which is designed and constructed to facilitate ultimate disposal of the sewage at another**
228 **site.** Pursuant to the Pennsylvania Sewage Facilities Act, Seller must provide a history of the annual cost of maintaining the
229 tank from the date of its installation or December 14, 1995, whichever is later.
230 **Notice 4: An individual sewage system has been installed at an isolation distance from a well that is less than the dis-**
231 **tance specified by regulation.** The regulations at 25 Pa. Code §73.13 pertaining to minimum horizontal isolation distances
232 provide guidance. Subsection (b) of §73.13 states that the minimum horizontal isolation distance between an individual water
233 supply or water supply system suction line and treatment tanks shall be 50 feet. Subsection (c) of §73.13 states that the hor-
234 izontal isolation distance between the individual water supply or water supply system suction line and the perimeter of the
235 absorption area shall be 100 feet.
236 **Notice 5: This lot is within an area in which permit limitations are in effect and is subject to those limitations.** Sewage
237 facilities are not available for this lot and construction of a structure to be served by sewage facilities may not begin until
238 the municipality completes a major planning requirement pursuant to the Pennsylvania Sewage Facilities Act and regulations
239 promulgated thereunder.
240 (C) **Historic Preservation**
241 Seller is not aware of historic preservation restrictions regarding the Property unless otherwise stated here: _____
242 _____
243 (D) **Land Use Restrictions**
244 1. ☐ Property, or a portion of it, is subject to land use restrictions and may be preferentially assessed for tax purposes under the
245 following Act(s) (see Notices Regarding Land Use Restrictions below):
246 ☐ Agricultural Area Security Law (Right-to-Farm Act; Act 43 of 1981; 3 P.S. §901 et seq.)
247 ☐ Farmland and Forest Land Assessment Act (Clean and Green Program; Act 319 of 1974; 72 P.S. § 5490.1 et seq.)
248 ☐ Open Space Act (Act 442 of 1967; 32 P.S. § 5001 et seq.)
249 ☐ Conservation Reserve Program (16 U.S.C. § 3831 et seq.)
250 ☐ Other _____
251 2. **Notices Regarding Land Use Restrictions**
252 a. **Pennsylvania Right-To-Farm Act:** The property you are buying may be located in an area where agricultural operations
253 take place. Pennsylvania protects agricultural resources for the production of food and agricultural products. The law limits
254 circumstances where normal agricultural operations may be subject to nuisance lawsuits or restrictive ordinances.
255 b. Clean and Green Program: Properties enrolled in the Clean and Green Program receive preferential property tax assess-
256 ment. Buyer and Seller have been advised of the need to contact the County Tax Assessment Office before the execution
257 of this Agreement to determine the property tax implications that will or may result from the sale of the Property, or that
258 may result in the future as a result of any change in use of the Property or the land from which it is being separated.

259 **Buyer Initials:** SX YZ   **ASR Page 5 of 14**   **Seller Initials:** _____

260   c. **Open Space Act:** This Act enables counties to enter into covenants with owners of land designated as farm, forest, water
261   supply, or open space land on an adopted municipal, county or regional plan for the purpose of preserving the land as open
262   space. A covenant between the owner and county is binding upon any Buyer of the Property during the period of time that
263   the covenant is in effect (5 or 10 years). Covenants automatically renew at the end of the covenant period unless specific
264   termination notice procedures are followed. Buyer has been advised of the need to determine the restrictions that will apply
265   from the sale of the Property to Buyer and the property tax implications that will or may result from a change in use of the
266   Property, or any portion of it. Buyer is further advised to determine the term of any covenant now in effect.
267   d. **Conservation Reserve (Enhancement) Program:** Properties enrolled in the Conservation Reserve Program or CREP are
268   environmentally-sensitive areas, the owners of which receive compensation in exchange for an agreement to maintain the
269   land in its natural state. Contracts last from 10 to 15 years and carry penalties to Seller if terminated early by Buyer. Buyer
270   has been advised of the need to determine the restrictions on development of the Property and the term of any contract now
271   in effect. Seller is advised to determine the financial implications that will or may result from the sale of the Property.

272   (E) **Real Estate Seller Disclosure Law**
273   Generally, the Real Estate Seller Disclosure Law requires that before an agreement of sale is signed, the seller in a residential real
274   estate transfer must make certain disclosures regarding the property to potential buyers in a form defined by the law. A residential
275   real estate transfer is defined as a sale, exchange, installment sales contract, lease with an option to buy, grant or other transfer of
276   an interest in real property where **NOT LESS THAN ONE AND NOT MORE THAN FOUR RESIDENTIAL DWELLING**
277   **UNITS** are involved. Disclosures for condominiums and cooperatives are limited to the seller's particular unit(s). Disclosures
278   regarding common areas or facilities are not required, as those elements are already addressed in the laws that govern the resale
279   of condominium and cooperative interests.

280   (F) **Public and/or Private Assessments**
281   1. Seller represents that, as of the date Seller signed this Agreement, no public improvement, condominium or homeowner asso-
282   ciation assessments have been made against the Property which remain unpaid, and that no notice by any government or public
283   authority (excluding assessed value) has been served upon Seller or anyone on Seller's behalf, including notices relating to
284   violations of zoning, housing, building, safety or fire ordinances that remain uncorrected, and that Seller knows of no condition
285   that would constitute a violation of any such ordinances that remain uncorrected, unless otherwise specified here: _____
286   _____
287   2. Seller knows of no other potential notices (including violations) and/or assessments except as follows: _____
288   _____

289   (G) **Highway Occupancy Permit**
290   Access to a public road may require issuance of a highway occupancy permit from the Department of Transportation.

291   (H) **Internet of Things (IoT) Devices**
292   1. The presence of smart and green home devices that are capable of connecting to the Internet, directly or indirectly, and the data
293   stored on those various devices make up a digital ecosystem in the Property sometimes referred to as the "Internet of Things
294   (IoT)." Buyer and Seller acknowledge that IoT devices may transmit data to third parties outside of the control of their owner.
295   2. On or before settlement, Seller will make a reasonable effort to clear all data stored on all IoT devices located on the Property
296   and included in the sale. Seller further acknowledges that all personal devices owned by Seller (including but not limited to
297   cellular telephones, personal computers and tablets) having connectivity to any IoT device(s) located on the Property will be
298   disconnected and cleared of relevant data prior to settlement. Further, no attempts will be made after settlement by Seller or
299   anyone on Seller's behalf to access any IoT devices remaining on the Property.
300   3. Following settlement, Buyer will make a reasonable effort to clear all stored data from any IoT device(s) remaining on the
301   Property and to restrict access to said devices by Seller, Seller's agents or any third party to whom Seller may have previously
302   provided access. This includes, but is not limited to, restoring IoT devices to original settings, changing passwords or codes,
303   updating network settings and submitting change of ownership and contact information to device manufacturers and service
304   providers.
305   4. This paragraph will survive settlement.

306 **11. WAIVER OF CONTINGENCIES (9-05)**
307   If this Agreement is contingent on Buyer's right to inspect and/or repair the Property, or to verify insurability, environmental condi-
308   tions, boundaries, certifications, zoning classification or use, or any other information regarding the Property, **Buyer's failure to exer-**
309   **cise any of Buyer's options within the times set forth in this Agreement is a WAIVER of that contingency and Buyer accepts**
310   **the Property and agrees to the RELEASE in Paragraph 28 of this Agreement.**

311 **12. BUYER'S DUE DILIGENCE/INSPECTIONS (10-18)**
312   (A) **Rights and Responsibilities**
313   1. Seller will provide access to insurers' representatives and, as may be required by this Agreement or by mortgage lender(s), to
314   surveyors, municipal officials, appraisers and inspectors; in addition, unless otherwise agreed, only Parties and their real estate
315   licensee(s) may attend any inspections.
316   2. Buyer may make two pre-settlement walk-through inspections of the Property for the limited purpose of determining that the
317   condition of the Property is as required by this Agreement and any addenda. Buyer's right to these inspections is not waived
318   by any other provision of this Agreement.
319   3. **Seller will have heating and all utilities (including fuel(s)) on for all inspections/appraisals.**
320   4. All inspectors, including home inspectors, are authorized by Buyer to provide a copy of any inspection Report to Broker for
321   Buyer.
322   5. Seller has the right, upon request, to receive a free copy of any inspection Report from the party for whom it was prepared.
323   Unless otherwise stated, Seller does not have the right to receive a copy of any lender's appraisal report.

324 **Buyer Initials:** _SX_ _YE_   **ASR Page 6 of 14**   **Seller Initials:** _RL_

325   (B) Buyer waives or elects at Buyer's expense to have the following inspections, certifications, and investigations (referred to as
326   "Inspection" or "Inspections") performed by professional contractors, home inspectors, engineers, architects and other properly
327   licensed or otherwise qualified professionals. All inspections shall be non-invasive, unless otherwise agreed in writing. If the same
328   inspector is inspecting more than one system, the inspector must comply with the Home Inspection Law. (See Paragraph 12(D)
329   for Notices Regarding Property and Environmental Inspections)
330   (C) For elected Inspection(s), Buyer will, within the Contingency Period stated in Paragraph 13(A), complete Inspections, obtain any
331   Inspection Reports or results (referred to as "Report" or "Reports"), and accept the Property, terminate this Agreement, or submit
332   a written corrective proposal to Seller, according to the terms of Paragraph 13(B).

333   **Home/Property Inspections and Environmental Hazards (mold, etc.)**

334   ☐**Elected**   Buyer may conduct an inspection of the Property's structural components; roof; exterior windows and exterior   **Waived**
335   SX   doors; exterior building material, fascia, gutters and downspouts; swimming pools, hot tubs and spas; appliances;
336   electrical systems; interior and exterior plumbing; public sewer systems; heating and cooling systems; water penetra-
337   tion; electromagnetic fields; wetlands and flood plain delineation; structure square footage; mold and other environ-
338   mental hazards (e.g., fungi, indoor air quality, asbestos, underground storage tanks, etc.); and any other items Buyer
339   may select. If Buyer elects to have a home inspection of the Property, as defined in the Home Inspection Law, the
340   home inspection must be performed by a full member in good standing of a national home inspection association,
341   or a person supervised by a full member of a national home inspection association, in accordance with the ethical
342   standards and code of conduct or practice of that association, or by a properly licensed or registered engineer or
343   architect. (See Notices Regarding Property & Environmental Inspections)

344   **Wood Infestation**

345   ☐**Elected**   Buyer may obtain a written "Wood-Destroying Insect Infestation Inspection Report" from an inspector certified as a   **Waived**
346   SX   wood-destroying pests pesticide applicator and will deliver it and all supporting documents and drawings provided
347   by the inspector to Seller. The Report is to be made satisfactory to and in compliance with applicable laws, mort-
348   gage lender requirements, and/or Federal Insuring and Guaranteeing Agency requirements. The Inspection is to be
349   limited to all readily-visible and accessible areas of all structures on the Property, except fences. If the Inspection
350   reveals active infestation(s), Buyer, at Buyer's expense, may obtain a Proposal from a wood-destroying pests pesti-
351   cide applicator to treat the Property. If the Inspection reveals damage from active or previous infestation(s), Buyer
352   may obtain a written Report from a professional contractor, home inspector or structural engineer that is limited to
353   structural damage to the Property caused by wood-destroying organisms and a Proposal to repair the Property.

354   **Deeds, Restrictions and Zoning**

355   ☐**Elected**   Buyer may investigate easements, deed and use restrictions (including any historic preservation restrictions or ordi-   **Waived**
356   SX   nances) that apply to the Property and review local zoning ordinances. Buyer may verify that the present use of the
357   Property (such as in-law quarters, apartments, home office, day care, commercial or recreational vehicle parking)
358   is permitted and may elect to make the Agreement contingent upon an anticipated use. Present use:
359

360   **Water Service**

361   ☐**Elected**   Buyer may obtain an Inspection of the quality and quantity of the water system from a properly licensed or otherwise   **Waived**
362   SX   qualified water/well testing company. If and as required by the inspection company, Seller, at Seller's expense, will
363   locate and provide access to the on-site (or individual) water system. Seller will restore the Property to its previous
364   condition, at Seller's expense, prior to settlement.

365   **Radon**

366   ☐**Elected**   Buyer may obtain a radon test of the Property from a certified inspector. The U.S. Environmental Protection   **Waived**
367   SX   Agency (EPA) advises corrective action if the average annual exposure to radon is equal to or higher than 0.02
368   working levels or 4 picoCuries/liter (4pCi/L). Radon is a natural, radioactive gas that is produced in the ground
369   by the normal decay of uranium and radium. Studies indicate that extended exposure to high levels of radon gas
370   can increase the risk of lung cancer. Radon can find its way into any air-space and can permeate a structure. If a
371   house has a radon problem, it usually can be cured by increased ventilation and/or by preventing radon entry. Any
372   person who tests, mitigates or safeguards a building for radon in Pennsylvania must be certified by the Department
373   of Environmental Protection. Information about radon and about certified testing or mitigation firms is available
374   through Department of Environmental Protection, Bureau of Radiation Protection, 13th Floor, Rachel Carson State
375   Office Building, P.O. Box 8469, Harrisburg, PA 17105-8469, (800) 23RADON or (717) 783-3594. www.epa.gov

376   **On-lot Sewage (If Applicable)**

377   ☐**Elected**   Buyer may obtain an Inspection of the individual on-lot sewage disposal system, which may include a hydraulic   **Waived**
378   SX   load test, from a qualified, professional inspector. If and as required by the inspection company, Seller, at Seller's
379   expense, will locate, provide access to, empty the individual on-lot sewage disposal system and provide all water
380   needed, unless otherwise agreed. Seller will restore the Property to its previous condition, at Seller's expense,
381   prior to settlement. See Paragraph 13(C) for more information regarding the Individual On-lot Sewage Inspection
382   Contingency.

383   **Property and Flood Insurance**

384   ☐**Elected**   Buyer may determine the insurability of the Property by making application for property and casualty insurance   **Waived**
385   SX   for the Property to a responsible insurer. Broker for Buyer, if any, otherwise Broker for Seller, may communicate
386   with the insurer to assist in the insurance process. If the Property is located in a specially-designated flood zone,
387   Buyer may be required to carry flood insurance at Buyer's expense, which may need to be ordered 14 days or more
388   prior to Settlement Date. Revised flood maps and changes to Federal law may substantially increase future flood

389   **Buyer Initials:** SX YZ   **ASR Page 7 of 14**   **Seller Initials:**

390   insurance premiums or require insurance for formerly exempt properties. Buyer should consult with one or more
391   flood insurance agents regarding the need for flood insurance and possible premium increases.

392   **Property Boundaries**

393   **Elected** Buyer may engage the services of a surveyor, title abstractor, or other qualified professional to assess the legal   **Waived**
394   _{SX} description, certainty and location of boundaries and/or quantum of land. Most sellers have not had the Property _____
395   surveyed as it is not a requirement of property transfer in Pennsylvania. Any fences, hedges, walls and other natural
396   or constructed barriers may or may not represent the true boundary lines of the Property. Any numerical represen-
397   tations of size of property are approximations only and may be inaccurate.

398   **Lead-Based Paint Hazards (For Properties built prior to 1978 only)**

399   **Elected** Before Buyer is obligated to purchase a residential dwelling built prior to 1978, Buyer has the option to conduct   **Waived**
400   _{SX} a risk assessment and/or inspection of the Property for the presence of lead-based paint and/or lead-based paint _____
401   hazards. **Regardless of whether this inspection is elected or waived, the Residential Lead-Based Paint Hazard**
402   **Reduction Act requires a seller of property built prior to 1978 to provide the Buyer with an EPA-approved**
403   **lead hazards information pamphlet titled "Protect Your Family from Lead in Your Home," along with a**
404   **separate form, attached to this Agreement, disclosing Seller's knowledge of lead-based paint hazards and**
405   **any lead-based paint records regarding the Property.**

406   **Other**

407   **Elected** _____   **Waived**
408   _____ _____ _____

409   The Inspections elected above do not apply to the following existing conditions and/or items: _____
410   _____
411   _____

412   (D) **Notices Regarding Property & Environmental Inspections**
413   1. **Exterior Building Materials:** Poor or improper installation of exterior building materials may result in moisture penetrating
414   the surface of a structure where it may cause mold and damage to the building's frame.
415   2. **Asbestos:** Asbestos is linked with several adverse health effects, including various forms of cancer.
416   3. **Environmental Hazards:** The U.S. Environmental Protection Agency has a list of hazardous substances, the use and disposal
417   of which are restricted by law. Generally, if hazardous substances are found on a property, it is the property owner's respon-
418   sibility to dispose of them properly.
419   4. **Wetlands:** Wetlands are protected by the federal and state governments. Buyer may wish to hire an environmental engineer
420   to investigate whether the Property is located in a wetlands area to determine if permits for plans to build, improve or develop
421   the property would be affected or denied because of its location in a wetlands area.
422   5. **Mold, Fungi and Indoor Air Quality:** Indoor mold contamination and the inhalation of bioaerosols (bacteria, mold spores,
423   pollen and viruses) have been associated with allergic responses.
424   6. **Additional Information:** Inquiries or requests for more information about asbestos and other hazardous substances can be
425   directed to the U.S. Environmental Protection Agency, Ariel Rios Building, 1200 Pennsylvania Ave., N.W., Washington, D.C.
426   20460, (202) 272-0167, and/or the Department of Health, Commonwealth of Pennsylvania, Division of Environmental Health,
427   Harrisburg, PA 17120. Information about indoor air quality issues is available through the Pennsylvania Department of Health
428   and may be obtained by contacting Health & Welfare Building, 8th Floor West, 625 Forster St., Harrisburg, PA 17120, or by
429   calling 1-877-724-3258.

430 **13. INSPECTION CONTINGENCY (10-18)**
431   (A) The Contingency Period is _____ days (10 if not specified) from the Execution Date of this Agreement for each Inspection elected
432   in Paragraph 12(C).
433   (B) **Within the stated Contingency Period** and as the result of any Inspection elected in Paragraph 12(C), except as stated in
434   Paragraph 13(C):
435   1. If the results of the inspections elected in Paragraph 12(C) are satisfactory to Buyer, Buyer WILL **present all Report(s) in**
436   **their entirety to Seller, accept the Property with the information stated in the Report(s) and agree to the RELEASE in**
437   **Paragraph 28 of this Agreement,** OR
438   2. If the results of any inspection elected in Paragraph 12(C) are unsatisfactory to Buyer, Buyer WILL **present all Report(s) in**
439   **their entirety to Seller and terminate this Agreement** by written notice to Seller, with all deposit monies returned to Buyer
440   according to the terms of Paragraph 26 of this Agreement, OR
441   3. If the results of any inspection elected in Paragraph 12(C) are unsatisfactory to Buyer, Buyer WILL **present all Report(s) in**
442   **their entirety to Seller with a Written Corrective Proposal ("Proposal") listing corrections and/or credits desired by**
443   **Buyer.**
444   The Proposal may, but is not required to, include the name(s) of a properly licensed or qualified professional(s) to perform
445   the corrections requested in the Proposal, provisions for payment, including retests, and a projected date for completion of
446   the corrections. Buyer agrees that Seller will not be held liable for corrections that do not comply with mortgage lender or
447   governmental requirements if performed in a workmanlike manner according to the terms of Buyer's Proposal.
448   a. Following the end of the Contingency Period, Buyer and Seller will have _____ days (5 if not specified) for a Negotiation
449   Period. During the Negotiation Period:
450   (1) Seller will acknowledge in writing Seller's agreement to satisfy all the terms of Buyer's Proposal OR
451   (2) Buyer and Seller will negotiate another mutually acceptable written agreement, providing for any repairs or improve-
452   ments to the Property and/or any credit to Buyer at settlement, as acceptable to the mortgage lender, if any.
453   If Seller agrees to satisfy all the terms of Buyer's Proposal, or Buyer and Seller enter into another mutually acceptable

454 **Buyer Initials:** _{SX} _{YE} _____   **ASR Page 8 of 14**   **Seller Initials:** _____

455		written agreement, Buyer accepts the Property and agrees to the RELEASE in Paragraph 28 of this Agreement and the
456		Negotiation Period ends.

457   b.   If no mutually acceptable written agreement is reached, or if Seller fails to respond, during the Negotiation Period, within
458   _____ days (2 if not specified) **following the end of the Negotiation Period,** Buyer will:

459   (1)   Accept the Property with the information stated in the Report(s) and agree to the RELEASE in Paragraph 28 of this
460   Agreement, OR

461   (2)   Terminate this Agreement by written notice to Seller, with all deposit monies returned to Buyer according to the terms
462   of Paragraph 26 of this Agreement.

463   **If Buyer and Seller do not reach a mutually acceptable written agreement, and Buyer does not terminate this Agreement**
464   **by written notice to Seller within the time allotted in Paragraph 13(B)(3)(b), Buyer will accept the Property and agree**
465   **to the RELEASE in Paragraph 28 of this Agreement. Ongoing negotiations do not automatically extend the Negotiation**
466   **Period.**

467   (C)   If a Report reveals the need to expand or replace the existing individual on-lot sewage disposal system, Seller may, within _____
468   days (25 if not specified) of receiving the Report, submit a Proposal to Buyer. The Proposal will include, but not be limited to,
469   the name of the company to perform the expansion or replacement; provisions for payment, including retests; and a projected
470   completion date for corrective measures. Within   __5__ DAYS of receiving Seller's Proposal, or **if no Proposal is provided within**
471   **the stated time**, Buyer will notify Seller in writing of Buyer's choice to:

472   1.   Agree to the terms of the Proposal, accept the Property and agree to the RELEASE in Paragraph 28 of this Agreement, OR

473   2.   Terminate this Agreement by written notice to Seller, with all deposit monies returned to Buyer according to the terms of
474   Paragraph 26 of this Agreement, OR

475   3.   Accept the Property and the existing system and agree to the RELEASE in Paragraph 28 of this Agreement. If required by
476   any mortgage lender and/or any governmental authority, Buyer will correct the defects before settlement or within the time
477   required by the mortgage lender and/or governmental authority, at Buyer's sole expense, with permission and access to the
478   Property given by Seller, which may not be unreasonably withheld. If Seller denies Buyer permission and/or access to correct
479   the defects, Buyer may, within   __5__ DAYS of Seller's denial, terminate this Agreement by written notice to Seller, with all
480   deposit monies returned to Buyer according to the terms of Paragraph 26 of this Agreement.

481   **If Buyer fails to respond** within the time stated in Paragraph 13(C) **or fails to terminate** this Agreement by written notice to
482   Seller within that time, **Buyer will accept the Property** and agree to the RELEASE in Paragraph 28 of this Agreement.

483 **14. TITLES, SURVEYS AND COSTS (6-20)**

484   (A)   Within _____ days (7 if not specified) from the Execution Date of this Agreement, Buyer will order from a reputable title company
485   for delivery to Seller a comprehensive title report on the Property. Upon receipt, Buyer will deliver a free copy of the title report
486   to Seller.

487   (B)   Buyer is encouraged to obtain an owner's title insurance policy to protect Buyer. An owner's title insurance policy is different
488   from a lender's title insurance policy, which will not protect Buyer from claims and attacks on the title. Owner's title insurance
489   policies come in standard and enhanced versions; **Buyer should consult with a title insurance agent about Buyer's options.**
490   Buyer agrees to release and discharge any and all claims and losses against Broker for Buyer should Buyer neglect to obtain an
491   owner's title insurance policy.

492   (C)   Buyer will pay for the following: (1) Title search, title insurance and/or mechanics' lien insurance, or any fee for cancellation;
493   (2) Flood insurance, fire insurance, hazard insurance, mine subsidence insurance, or any fee for cancellation; (3) Appraisal fees
494   and charges paid in advance to mortgage lender; (4) Buyer's customary settlement costs and accruals.

495   (D)   Any survey or surveys required by the title insurance company or the abstracting company for preparing an adequate legal descrip-
496   tion of the Property (or the correction thereof) will be obtained and paid for by Seller. Any survey or surveys desired by Buyer or
497   required by the mortgage lender will be obtained and paid for by Buyer.

498   (E)   The Property will be conveyed with good and marketable title that is insurable by a reputable title insurance company at the reg-
499   ular rates, free and clear of all liens, encumbrances, and easements, **excepting however** the following: existing deed restrictions;
500   historic preservation restrictions or ordinances; building restrictions; ordinances; easements of roads; easements visible upon the
501   ground; easements of record; and privileges or rights of public service companies, if any.

502   (F)   If a change in Seller's financial status affects Seller's ability to convey title to the Property on or before the Settlement Date, or
503   any extension thereof, Seller shall promptly notify Buyer in writing. A change in financial status includes, but is not limited to,
504   Seller filing bankruptcy; filing of a foreclosure lawsuit against the Property; entry of a monetary judgment against Seller; notice
505   of public tax sale affecting the Property; and Seller learning that the sale price of the Property is no longer sufficient to satisfy all
506   liens and encumbrances against the Property.

507   (G)   If Seller is unable to give good and marketable title that is insurable by a reputable title insurance company at the regular rates,
508   as specified in Paragraph 14(E), Buyer may terminate this Agreement by written notice to Seller, with all deposit monies returned
509   to Buyer according to the terms of Paragraph 26 of this Agreement, or take such title as Seller can convey. If the title condition
510   precludes Seller from conveying title, Buyer's sole remedy shall be to terminate this Agreement. Upon termination, all deposit
511   monies shall be returned to Buyer according to the terms of Paragraph 26 of this Agreement and Seller will reimburse Buyer for
512   any costs incurred by Buyer for any inspections or certifications obtained according to the terms of this Agreement, and for those
513   items specified in Paragraph 14(C) items (1), (2), (3) and in Paragraph 14(D).

514   (H)   Oil, gas, mineral, or other rights of this Property may have been previously conveyed or leased, and Sellers make no representation
515   about the status of those rights unless indicated elsewhere in this Agreement.

516   ☐ **Oil, Gas and Mineral Rights Addendum (PAR Form OGM) is attached to and made part of this Agreement.**

517   **Buyer Initials:** [SX] [YE]   **ASR Page 9 of 14**   **Seller Initials:** ____

Produced with Lone Wolf Transactions (zipForm Edition) 717 N Harwood St, Suite 2200, Dallas, TX 75201   www.lwolf.com   **1708 W Jefferson**

518   **(I)**   **COAL NOTICE (Where Applicable)**

519   THIS DOCUMENT MAY NOT SELL, CONVEY, TRANSFER, INCLUDE OR INSURE THE TITLE TO THE COAL AND RIGHTS OF SUPPORT UNDER-

520   NEATH THE SURFACE LAND DESCRIBED OR REFERRED TO HEREIN, AND THE OWNER OR OWNERS OF SUCH COAL MAY HAVE THE COM-

521   PLETE LEGAL RIGHT TO REMOVE ALL SUCH COAL AND IN THAT CONNECTION, DAMAGE MAY RESULT TO THE SURFACE OF THE LAND AND

522   ANY HOUSE, BUILDING OR OTHER STRUCTURE ON OR IN SUCH LAND. (This notice is set forth in the manner provided in Section 1 of

523   the Act of July 17, 1957, P.L. 984.) "Buyer acknowledges that he may not be obtaining the right of protection against subsidence

524   resulting from coal mining operations, and that the property described herein may be protected from damage due to mine subsid-

525   ence by a private contract with the owners of the economic interests in the coal. This acknowledgement is made for the purpose

526   of complying with the provisions of Section 14 of the Bituminous Mine Subsidence and the Land Conservation Act of April 27,

527   1966." Buyer agrees to sign the deed from Seller which deed will contain the aforesaid provision.

528   **(J)**   The Property is not a "recreational cabin" as defined in the Pennsylvania Construction Code Act unless otherwise stated here:

529   _____

530   **(K)** 1.   This property is not subject to a Private Transfer Fee Obligation unless otherwise stated here: _____

531   ☐   **Private Transfer Fee Addendum (PAR Form PTF) is attached to and made part of this Agreement.**

532   2.   **Notices Regarding Private Transfer Fees:** In Pennsylvania, Private Transfer Fees are defined and regulated in the Private

533   Transfer Fee Obligation Act (Act 1 of 2011; 68 Pa.C.S. §§ 8101, et. seq.), which defines a Private Transfer Fee as "a fee that

534   is payable upon the transfer of an interest in real property, or payable for the right to make or accept the transfer, if the obli-

535   gation to pay the fee or charge runs with title to the property or otherwise binds subsequent owners of property, regardless of

536   whether the fee or charge is a fixed amount or is determined as a percentage of the value of the property, the purchase price or

537   other consideration given for the transfer." A Private Transfer Fee must be properly recorded to be binding, and sellers must

538   disclose the existence of the fees to prospective buyers. Where a Private Transfer Fee is not properly recorded or disclosed,

539   the Act gives certain rights and protections to buyers.

540 **15. NOTICES, ASSESSMENTS AND MUNICIPAL REQUIREMENTS (9-18)**

541   **(A)** In the event any notices of public and/or private assessments as described in Paragraph 10(F) (excluding assessed value) are

542   received after Seller has signed this Agreement and before settlement, Seller will within   5   DAYS of receiving the notices and/

543   or assessments provide a copy of the notices and/or assessments to Buyer and will notify Buyer in writing that Seller will:

544   1.   Fully comply with the notices and/or assessments, at Seller's expense, before settlement. If Seller fully complies with the

545   notices and/or assessments, Buyer accepts the Property and agrees to the RELEASE in Paragraph 28 of this Agreement, OR

546   2.   Not comply with the notices and/or assessments. If Seller chooses not to comply with the notices and/or assessments, or **fails**

547   **within the stated time to notify Buyer whether Seller will comply,** Buyer will notify Seller in writing within   5   DAYS

548   that Buyer will:

549   a.   Comply with the notices and/or assessments at Buyer's expense, accept the Property, and agree to the RELEASE in

550   Paragraph 28 of this Agreement, OR

551   b.   Terminate this Agreement by written notice to Seller, with all deposit monies returned to Buyer according to the terms of

552   Paragraph 26 of this Agreement.

553   **If Buyer fails to respond** within the time stated in Paragraph 15(A)(2) **or fails to terminate** this Agreement by written notice

554   to Seller within that time, **Buyer will accept the Property** and agree to the RELEASE in Paragraph 28 of this Agreement.

555   **(B)** If required by law, within   30 DAYS from the Execution Date of this Agreement, but in no case later than   15 DAYS prior

556   Settlement Date, Seller will order at Seller's expense a certification from the appropriate municipal department(s) disclosing notice

557   of any uncorrected violations of zoning, housing, building, safety or fire ordinances and/or a certificate permitting occupancy of

558   the Property. If Buyer receives a notice of any required repairs/improvements, Buyer will promptly deliver a copy of the notice to

559   Seller.

560   1.   Within   5   DAYS of receiving notice from the municipality that repairs/improvements are required, Seller will deliver a

561   copy of the notice to Buyer and notify Buyer in writing that Seller will:

562   a.   Make the required repairs/improvements to the satisfaction of the municipality. If Seller makes the required repairs/

563   improvements, Buyer accepts the Property and agrees to the RELEASE in Paragraph 28 of this Agreement, OR

564   b.   Not make the required repairs/improvements. If Seller chooses not to make the required repairs/improvements, Buyer will

565   notify Seller in writing within   5   DAYS that Buyer will:

566   (1) Accept a temporary access certificate or temporary use and occupancy certificate, agree to the RELEASE in Paragraph

567   28 of this Agreement and make the repairs at Buyer's expense after settlement, OR

568   (2) Terminate this Agreement by written notice to Seller, with all deposit monies returned to Buyer according to the terms

569   of Paragraph 26 of this Agreement.

570   **If Buyer fails to respond** within the time stated in Paragraph 15(B)(1)(b) **or fails to terminate** this Agreement by writ-

571   ten notice to Seller within that time, **Buyer will accept the Property** and agree to the RELEASE in Paragraph 28 of this

572   Agreement, and **Buyer accepts the responsibility to perform the repairs/improvements** according to the terms of the

573   notice provided by the municipality.

574   2.   If repairs/improvements are required and Seller fails to provide a copy of the notice to Buyer as required in this Paragraph,

575   Seller will perform all repairs/improvements as required by the notice at Seller's expense. **Paragraph 15(B)(2) will survive**

576   **settlement.**

577 **16. CONDOMINIUM/PLANNED COMMUNITY (HOMEOWNER ASSOCIATIONS) NOTICE (9-16)**

578   **(A)** Property is NOT a Condominium or part of a Planned Community unless checked below.

579   ☐   CONDOMINIUM. The Property is a unit of a condominium that is primarily run by a unit owners' association. Section 3407

580   of the Uniform Condominium Act of Pennsylvania requires Seller to furnish Buyer with a Certificate of Resale and copies of

581   the condominium declaration (other than plats and plans), the bylaws and the rules and regulations of the association.

582 **Buyer Initials:** SX _____   **ASR Page 10 of 14**   **Seller Initials:** _____

583 ☐ PLANNED COMMUNITY (HOMEOWNER ASSOCIATION). The Property is part of a planned community as defined by
584 the Uniform Planned Community Act. Section 5407(a) of the Act requires Seller to furnish Buyer with a copy of the decla-
585 ration (other than plats and plans), the bylaws, the rules and regulations of the association, and a Certificate containing the
586 provisions set forth in Section 5407(a) of the Act.
587 (B) **THE FOLLOWING APPLIES TO INITIAL SALES OF PROPERTIES THAT ARE PART OF A CONDOMINIUM**
588 **OR A PLANNED COMMUNITY:**
589 If this is the first sale of the property after creation of the condominium or planned community (therefore a sale by the Declarant),
590 Seller shall furnish Buyer with a Public Offering Statement no later than the date Buyer executes this Agreement. Buyer may void
591 this Agreement within 15 days (if a condominium) or within 7 days (if part of a planned community) after receipt of the Public
592 Offering Statement or any amendment to the Statement that materially and adversely affects Buyer. Upon Buyer declaring this
593 Agreement void, all deposit monies will be returned to Buyer according to the terms of Paragraph 26 of this Agreement.
594 (C) **THE FOLLOWING APPLIES TO RESALES OF PROPERTIES THAT ARE PART OF A CONDOMINIUM OR A**
595 **PLANNED COMMUNITY:**
596 1. Within ___15___ DAYS from the Execution Date of this Agreement, Seller, at Seller's expense, will request from the association
597 a Certificate of Resale and any other documents necessary to enable Seller to comply with the relevant Act. The Act provides
598 that the association is required to provide these documents within 10 days of Seller's request.
599 2. Seller will promptly deliver to Buyer all documents received from the association. Under the Act, Seller is not liable to Buyer
600 for the failure of the association to provide the Certificate in a timely manner or for any incorrect information provided by the
601 association in the Certificate.
602 3. The Act provides that Buyer may declare this Agreement VOID at any time before Buyer receives the association documents
603 and for 5 days after receipt, OR until settlement, whichever occurs first. Buyer's notice to Seller must be in writing; upon
604 Buyer declaring this Agreement void, all deposit monies will be returned to Buyer according to the terms of Paragraph 26 of
605 this Agreement.
606 4. If the association has the right to buy the Property (right of first refusal), and the association exercises that right, Seller will
607 reimburse Buyer for any costs incurred by Buyer for any inspections or certifications obtained according to the terms of the
608 Agreement, and any costs incurred by Buyer for: (1) Title search, title insurance and/or mechanics' lien insurance, or any fee for
609 cancellation; (2) Flood insurance, fire insurance, hazard insurance, mine subsidence insurance, or any fee for cancellation; (3)
610 Appraisal fees and charges paid in advance to mortgage lender.
611 **17. REAL ESTATE TAXES AND ASSESSED VALUE (4-14)**
612 In Pennsylvania, taxing authorities (school districts and municipalities) and property owners may appeal the assessed value of a prop-
613 erty at the time of sale, or at any time thereafter. A successful appeal by a taxing authority may result in a higher assessed value for
614 the property and an increase in property taxes. Also, periodic county-wide property reassessments may change the assessed value of
615 the property and result in a change in property tax.
616 **18. MAINTENANCE AND RISK OF LOSS (1-14)**
617 (A) Seller will maintain the Property (including, but not limited to, structures, grounds, fixtures, appliances, and personal property)
618 specifically listed in this Agreement in its present condition, normal wear and tear excepted.
619 (B) If any part of the Property included in the sale fails before settlement, Seller will:
620 1. Repair or replace that part of the Property before settlement, OR
621 2. Provide prompt written notice to Buyer of Seller's decision to:
622 a. Credit Buyer at settlement for the fair market value of the failed part of the Property, as acceptable to the mortgage lender,
623 if any, OR
624 b. Not repair or replace the failed part of the Property, and not credit Buyer at settlement for the fair market value of the failed
625 part of the Property.
626 3. If Seller does not repair or replace the failed part of the Property or agree to credit Buyer for its fair market value, **or if Seller fails**
627 **to notify Buyer of Seller's choice,** Buyer will notify Seller in writing within ___5___ DAYS or before Settlement Date, whichever
628 is earlier, that Buyer will:
629 a. Accept the Property and agree to the RELEASE in Paragraph 28 of this Agreement, OR
630 b. Terminate this Agreement by written notice to Seller, with all deposit monies returned to Buyer according to the terms of
631 Paragraph 26 of this Agreement.
632 **If Buyer fails to respond** within the time stated in Paragraph 18(B)(3) **or fails to terminate** this Agreement by written notice
633 to Seller within that time, **Buyer will accept the Property** and agree to the RELEASE in Paragraph 28 of this Agreement.
634 (C) Seller bears the risk of loss from fire or other casualties until settlement. If any property included in this sale is destroyed and not
635 replaced prior to settlement, Buyer will:
636 1. Accept the Property in its then current condition together with the proceeds of any insurance recovery obtainable by Seller, OR
637 2. Terminate this Agreement by written notice to Seller, with all deposit monies returned to Buyer according to the terms of
638 Paragraph 26 of this Agreement.
639 **19. HOME WARRANTIES (1-10)**
640 At or before settlement, either party may purchase a home warranty for the Property from a third-party vendor. Buyer and Seller
641 understand that a home warranty for the Property does not alter any disclosure requirements of Seller, will not cover or warrant any
642 pre-existing defects of the Property, and will not alter, waive or extend any provisions of this Agreement regarding inspections or
643 certifications that Buyer has elected or waived as part of this Agreement. Buyer and Seller understand that a broker who recommends
644 a home warranty may have a business relationship with the home warranty company that provides a financial benefit to the broker.

645 Buyer Initials: SX YZ   **ASR Page 11 of 14**   Seller Initials: ___

646 **20. RECORDING (9-05)**
647   This Agreement will not be recorded in the Office of the Recorder of Deeds or in any other office or place of public record. If Buyer
648   causes or permits this Agreement to be recorded, Seller may elect to treat such act as a default of this Agreement.
649 **21. ASSIGNMENT (1-10)**
650   This Agreement is binding upon the parties, their heirs, personal representatives, guardians and successors, and to the extent assign-
651   able, on the assigns of the parties hereto. Buyer will not transfer or assign this Agreement without the written consent of Seller unless
652   otherwise stated in this Agreement. Assignment of this Agreement may result in additional transfer taxes.
653 **22. GOVERNING LAW, VENUE AND PERSONAL JURISDICTION (9-05)**
654   (A) The validity and construction of this Agreement, and the rights and duties of the parties, will be governed in accordance with the
655   laws of the Commonwealth of Pennsylvania.
656   (B) The parties agree that any dispute, controversy or claim arising under or in connection with this Agreement or its performance
657   by either party submitted to a court shall be filed exclusively by and in the state or federal courts sitting in the Commonwealth of
658   Pennsylvania.
659 **23. FOREIGN INVESTMENT IN REAL PROPERTY TAX ACT OF 1980 (FIRPTA) (1-17)**
660   The disposition of a U.S. real property interest by a foreign person (the transferor) is subject to the Foreign Investment in Real Property
661   Tax Act of 1980 (FIRPTA) income tax withholding. FIRPTA authorized the United States to tax foreign persons on dispositions of U.S.
662   real property interests. This includes but is not limited to a sale or exchange, liquidation, redemption, gift, transfers, etc. Persons pur-
663   chasing U.S. real property interests (transferee) from foreign persons, certain purchasers' agents, and settlement officers are required
664   to withhold up to 15 percent of the amount realized (special rules for foreign corporations). Withholding is intended to ensure U.S.
665   taxation of gains realized on disposition of such interests. The transferee/Buyer is the withholding agent. If you are the transferee/
666   Buyer you must find out if the transferor is a foreign person as defined by the Act. If the transferor is a foreign person and you fail to
667   withhold, you may be held liable for the tax.
668 **24. NOTICE REGARDING CONVICTED SEX OFFENDERS (MEGAN'S LAW) (4-14)**
669   The Pennsylvania General Assembly has passed legislation (often referred to as "Megan's Law," 42 Pa.C.S. § 9791 et seq.) providing
670   for community notification of the presence of certain convicted sex offenders. **Buyers are encouraged to contact the municipal**
671   **police department or the Pennsylvania State Police** for information relating to the presence of sex offenders near a particular prop-
672   erty, or to check the information on the Pennsylvania State Police Web site at www.pameganslaw.state.pa.us.
673 **25. REPRESENTATIONS (1-10)**
674   (A) All representations, claims, advertising, promotional activities, brochures or plans of any kind made by Seller, Brokers, their licens-
675   ees, employees, officers or partners are not a part of this Agreement unless expressly incorporated or stated in this Agreement.
676   This Agreement contains the whole agreement between Seller and Buyer, and there are no other terms, obligations, covenants,
677   representations, statements or conditions, oral or otherwise, of any kind whatsoever concerning this sale. This Agreement will not
678   be altered, amended, changed or modified except in writing executed by the parties.
679   (B) Unless otherwise stated in this Agreement, Buyer has inspected the Property (including fixtures and any personal property spe-
680   cifically listed herein) **before signing this Agreement or has waived the right to do so, and agrees to purchase the Property**
681   **IN ITS PRESENT CONDITION**, subject to inspection contingencies elected in this Agreement. Buyer acknowledges that
682   Brokers, their licensees, employees, officers or partners have not made an independent examination or determination of the
683   structural soundness of the Property, the age or condition of the components, environmental conditions, the permitted uses, nor of
684   conditions existing in the locale where the Property is situated; nor have they made a mechanical inspection of any of the systems
685   contained therein.
686   (C) Any repairs required by this Agreement will be completed in a workmanlike manner.
687   (D) Broker(s) have provided or may provide services to assist unrepresented parties in complying with this Agreement.
688 **26. DEFAULT, TERMINATION AND RETURN OF DEPOSITS (1-18)**
689   (A) Where Buyer terminates this Agreement pursuant to any right granted by this Agreement, Buyer will be entitled to a return of all
690   deposit monies paid on account of Purchase Price pursuant to the terms of Paragraph 26(B), and this Agreement will be VOID.
691   Termination of this Agreement may occur for other reasons giving rise to claims by Buyer and/or Seller for the deposit monies.
692   (B) Regardless of the apparent entitlement to deposit monies, Pennsylvania law does not allow a Broker holding deposit monies to
693   determine who is entitled to the deposit monies when settlement does not occur. Broker can only release the deposit monies:
694   1. If this Agreement is terminated prior to settlement and there is no dispute over entitlement to the deposit monies. A written
695   agreement signed by both parties is evidence that there is no dispute regarding deposit monies.
696   2. If, after Broker has received deposit monies, Broker receives a written agreement that is signed by Buyer and Seller, directing
697   Broker how to distribute some or all of the deposit monies.
698   3. According to the terms of a final order of court.
699   4. According to the terms of a prior written agreement between Buyer and Seller that directs the Broker how to distribute the
700   deposit monies if there is a dispute between the parties that is not resolved. (See Paragraph 26(C))
701   (C) Buyer and Seller agree that if there is a dispute over the entitlement to deposit monies that is unresolved ___**30**___ days (180 if not
702   specified) after the Settlement Date stated in Paragraph 4(A) (or any written extensions thereof) or following termination of the
703   Agreement, whichever is earlier, then the Broker holding the deposit monies will, within 30 days of receipt of Buyer's written
704   request, distribute the deposit monies to Buyer unless the Broker is in receipt of verifiable written notice that the dispute is the
705   subject of litigation or mediation. If Broker has received verifiable written notice of litigation or mediation prior to the receipt of
706   Buyer's request for distribution, Broker will continue to hold the deposit monies until receipt of a written distribution agreement
707   between Buyer and Seller or a final court order. Buyer and Seller are advised to initiate litigation or mediation for any portion of
708   the deposit monies prior to any distribution made by Broker pursuant to this paragraph. Buyer and Seller agree that the distribution
709   of deposit monies based upon the passage of time does not legally determine entitlement to deposit monies, and that the parties
710   maintain their legal rights to pursue litigation even after a distribution is made.

711   **Buyer Initials:** SX YZ   **ASR Page 12 of 14**   **Seller Initials:** RL

712   (D) Buyer and Seller agree that a Broker who holds or distributes deposit monies pursuant to the terms of Paragraph 26 or Pennsylvania
713   law will not be liable. Buyer and Seller agree that if any Broker or affiliated licensee is named in litigation regarding deposit
714   monies, the attorneys' fees and costs of the Broker(s) and licensee(s) will be paid by the party naming them in litigation.
715   (E) Seller has the option of retaining all sums paid by Buyer, including the deposit monies, should Buyer:
716   1.   Fail to make any additional payments as specified in Paragraph 2, OR
717   2.   Furnish false or incomplete information to Seller, Broker(s), or any other party identified in this Agreement concerning Buyer's
718   legal or financial status, OR
719   3.   Violate or fail to fulfill and perform any other terms or conditions of this Agreement.
720   (F) **Unless otherwise checked in Paragraph 26(G),** Seller may elect to retain those sums paid by Buyer, including deposit monies:
721   1.   On account of purchase price, OR
722   2.   As monies to be applied to Seller's damages, OR
723   3.   As liquidated damages for such default.
724   (G)   ☒ **SELLER IS LIMITED TO RETAINING SUMS PAID BY BUYER, INCLUDING DEPOSIT MONIES, AS LIQUI-**
725   **DATED DAMAGES.**
726   (H) If Seller retains all sums paid by Buyer, including deposit monies, as liquidated damages pursuant to Paragraph 26(F) or (G), Buyer
727   and Seller are released from further liability or obligation and this Agreement is VOID.
728   (I) Brokers and licensees are not responsible for unpaid deposits.
729 **27. MEDIATION (7-20)**
730   Buyer and Seller will submit all disputes or claims that arise from this Agreement, including disputes and claims over deposit monies,
731   to mediation. Mediation will be conducted in accordance with the Rules and Procedures of the Home Sellers/Home Buyers Dispute
732   Resolution System, unless it is not available, in which case Buyer and Seller will mediate according to the terms of the mediation sys-
733   tem offered or endorsed by the local Association of Realtors®. Mediation fees, contained in the mediator's fee schedule, will be divided
734   equally among the parties and will be paid before the mediation conference. Legal proceedings may be initiated prior to the comple-
735   tion of the mediation process to stop any statute of limitations from expiring and for the purpose of indexing a lis pendens by Buyer
736   to prevent the transfer of title to a third party when Buyer is seeking to purchase the Property. The parties agree that all proceedings
737   shall be stayed until the completion of mediation and that a court of competent jurisdiction may award attorneys' fees to the prevailing
738   party should the court find that a party has unreasonably breached this provision or acted in bad faith. Any agreement reached through
739   mediation and signed by the parties will be binding. Any agreement to mediate disputes or claims arising from this Agreement will
740   survive settlement.
741 **28. RELEASE (9-05)**
742   **Buyer releases, quit claims and forever discharges SELLER, ALL BROKERS, their LICENSEES, EMPLOYEES and any**
743   **OFFICER or PARTNER of any one of them and any other PERSON, FIRM or CORPORATION who may be liable by or**
744   **through them, from any and all claims, losses or demands,** including, but not limited to, personal injury and property damage and
745   all of the consequences thereof, whether known or not, which may arise from the presence of termites or other wood-boring insects,
746   radon, lead-based paint hazards, mold, fungi or indoor air quality, environmental hazards, any defects in the individual on-lot sewage
747   disposal system or deficiencies in the on-site water service system, or any defects or conditions on the Property. Should Seller be in
748   default under the terms of this Agreement or in violation of any Seller disclosure law or regulation, this release does not deprive Buyer
749   of any right to pursue any remedies that may be available under law or equity. This release will survive settlement.
750 **29. REAL ESTATE RECOVERY FUND (4-18)**
751   A Real Estate Recovery Fund exists to reimburse any persons who have obtained a final civil judgment against a Pennsylvania real
752   estate licensee (or a licensee's affiliates) owing to fraud, misrepresentation, or deceit in a real estate transaction and who have been
753   unable to collect the judgment after exhausting all legal and equitable remedies. For complete details about the Fund, call (717) 783-
754   3658.
755 **30. COMMUNICATIONS WITH BUYER AND/OR SELLER (1-10)**
756   (A) If Buyer is obtaining mortgage financing, Buyer shall promptly deliver to Broker for Buyer, if any, a copy of all Loan Estimate(s)
757   and Closing Disclosure(s) upon receipt.
758   (B) Wherever this Agreement contains a provision that requires or allows communication/delivery to a Buyer, that provision shall be
759   satisfied by communication/delivery to the Broker for Buyer, if any, **except for documents required to be delivered pursuant**
760   **to Paragraph 16.** If there is no Broker for Buyer, those provisions may be satisfied only by communication/delivery being made
761   directly to the Buyer, unless otherwise agreed to by the parties. Wherever this Agreement contains a provision that requires or
762   allows communication/delivery to a Seller, that provision shall be satisfied by communication/delivery to the Broker for Seller, if
763   any. If there is no Broker for Seller, those provisions may be satisfied only by communication/delivery being made directly to the
764   Seller, unless otherwise agreed to by the parties.
765 **31. HEADINGS (4-14)**
766   The section and paragraph headings in this Agreement are for convenience only and are not intended to indicate all of the matter in the
767   sections which follow them. They shall have no effect whatsoever in determining the rights, obligations or intent of the parties.

768   **Buyer Initials:** SX YE   **ASR Page 13 of 14**   **Seller Initials:**

769 **32. SPECIAL CLAUSES (1-10)**

770 (A) **The following are attached to and made part of this Agreement if checked:**

771 ☐ Sale & Settlement of Other Property Contingency Addendum (PAR Form SSP)
772 ☐ Sale & Settlement of Other Property Contingency with Right to Continue Marketing Addendum (PAR Form SSPCM)
773 ☐ Sale & Settlement of Other Property Contingency with Timed Kickout Addendum (PAR Form SSPTKO)
774 ☐ Settlement of Other Property Contingency Addendum (PAR Form SOP)
775 ☐ Appraisal Contingency Addendum (PAR Form ACA)
776 ☐ Short Sale Addendum (PAR Form SHS)
777 ☐ _____
778 ☐ _____
779 ☐ _____

780 (B) **Additional Terms: The contract is contingent for 10 days upon seller providing below things:**

781

782 **1. Seller Disclosure**
783 **2. Previous Insurance Claim(If Any)**
784 **3. Current Lease Agreement (7/2021-7/2023)**
785 **4. Curent Tenant's rental applications and docs.**
786 **5. Previous 1 year's rent roll, operating statement(Income and Expense)**

787
788
789
790
791
792
793
794

795 Buyer and Seller acknowledge receipt of a copy of this Agreement at the time of signing.

796 **This Agreement may be executed in one or more counterparts,** each of which shall be deemed to be an original and which counterparts
797 together shall constitute one and the same Agreement of the Parties.

798 **NOTICE TO PARTIES: WHEN SIGNED, THIS AGREEMENT IS A BINDING CONTRACT.** Parties to this transaction are
799 advised to consult a Pennsylvania real estate attorney before signing if they desire legal advice.

800 Return of this Agreement, and any addenda and amendments, including **return by electronic transmission**, bearing the signatures of all
801 parties, constitutes acceptance by the parties.

802 *SX* *YZ* Buyer has received the Consumer Notice as adopted by the State Real Estate Commission at 49 Pa. Code §35.336.

803 *SX* *YZ* Buyer has received a statement of Buyer's estimated closing costs before signing this Agreement.

804 *YZ* Buyer has received the Deposit Money Notice (for cooperative sales when Broker for Seller is holding deposit money)
805 before signing this Agreement.

806 *YZ* Buyer has received the Lead-Based Paint Hazards Disclosure, which is attached to this Agreement of Sale. Buyer has
807 received the pamphlet Protect Your Family from Lead in Your Home (for properties built prior to 1978).

808 **BUYER** *Serena Xu*   *Yizhen Zhao*   **DATE** 2/6/2022 | 12:39 PM CST
Ark7 Properties LLC - Series #EKPES

809 **BUYER** _____ **DATE** _____

810 **BUYER** _____ **DATE** _____

811 Seller has received the Consumer Notice as adopted by the State Real Estate Commission at 49 Pa. Code §35.336.
812 Seller has received a statement of Seller's estimated closing costs before signing this Agreement.

813 **SELLER** *Qi Chu*   **DATE** 2/7/2022 | 3:34 下午 PST
Qi Chu

814 **SELLER** _____ **DATE** _____

815 **SELLER** _____ **DATE** _____